SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November 2004	Commission File Number: 1-31402

CAE Inc.
(Name of Registrant)

Royal Bank Plaza
South Tower, Suite 3060
Toronto, Ontario
Canada M5J 2J1
(Address of Principal Executive Offices)
Telephone: (416) 866-6967

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                    Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: November 15, 2004	By:	/s/ Hartland J. Paterson
		Name:	Hartland J. Paterson
		Title:	Vice President Legal, General Counsel & Corporate Secretary

CAE

Interim Financial Report
for the six months ended September 30, 2004

SECOND QUARTER REPORT

CAE

Table of Contents

01	Report to Shareholders
03	Management’s Discussion and Analysis
	03	Cautionary Statements Regarding Forward-Looking Information
	03	Business Risks and Uncertainties
	03	Non-GAAP Financial Measures
	04	Overall Performance
	07	Segmented Results
	09	Significant Changes in Accounting Policy
	10	Acquisitions, Business Combinations and Divestitures
	10	Liquidity
	11	Capital Resources
	11	Off-Balance Sheet Arrangements
	12	Financial Instruments
	12	Disclosure of Outstanding Share Data
	12	Systems, Procedures and Controls
13	Consolidated Balance Sheets
14	Consolidated Statements of Earnings
14	Consolidated Statements of Retained Earnings
15	Consolidated Statements of Cash Flow
16	Notes to Consolidated Financial Statements
	16	Note 1: Significant Accounting Policies
	17	Note 2: Business Acquisitions and Combinations
	18	Note 3: Discontinued Operations
	19	Note 4: Capital Stock
	20	Note 5: Long-Term Debt
	20	Note 6: Letters of Credit and Guarantees
	20	Note 7: Pensions
	21	Note 8: Supplementary Information
	21	Note 9: Restructuring Costs
	22	Note 10: Operating Segments and Geographic Information
	23	Note 11: Subsequent Event

REPORT TO SHAREHOLDERS

SECOND-QUARTER RESULTS

Since assuming the office of President and CEO in mid-August, my colleagues and I have been engaged in a comprehensive strategic and operational review, including extensive discussions with a wide range of stakeholders both inside and outside the company. Data from various surveys continues to pour in; and we expect to unveil a new plan for profitable growth before the end of this fiscal year.

     CAE’s current strategy was conceived in a world that is radically different from the world in which CAE does business today. The ability of the Company to remain profitable throughout speaks to the essential soundness of our strategic direction, with our growing Military and aviation training businesses having acted as ballast in extremely turbulent equipment market conditions. Nevertheless, it is clear we need to take deliberate and decisive steps if we are to generate stronger cash flow, higher profitability and a competitive return on invested capital in today’s world.

     The sale of our Marine Controls business for proceeds totaling C$328 million is the first step towards our goal. While earnings-dilutive in the short run, this transaction will enable us to sharpen our focus even further on CAE’s core Civil and Military Simulation and Training businesses. The proceeds of sale will also allow us to meet future challenges and opportunities from a position of greater financial strength and flexibility — in our view, a prudent move in light of rising interest rates, high oil prices and the foreign exchange outlook. It is expected that the transaction will close before the end of the current fiscal year.

     Second-quarter results for the period ended September 30 were encouraging in a variety of ways. Military saw a return to double-digit margins, while securing a major win through the selection of the CAE-led Landmark Training consortium as the preferred bidder in the UK’s C$2.4 billion Armoured Vehicle Training Services (“AVTS”) program. Utilization of Civil’s training network rose significantly in what is traditionally a slow training season. Cash flow still needs more work but is heading in the right direction, as is our net debt, once we receive the cash proceeds from the Marine Controls sale. At the same time, the results underscore the challenge ahead. Simply put, continuing pricing pressures and the prospect of an even weaker US dollar mean the route to improved margins lies through satisfying customer expectations at a lower Canadian dollar cost.

     Paul Renaud, our Chief Financial Officer, has left the company and has accepted a senior position with a major Pension Fund. I would like to thank Paul for his contribution to the Company and extend our best wishes. Alain Raquepas, our senior finance officer in Military, is acting as CAE’s Interim CFO pending the selection of a new CFO from among external and internal candidates.

     CAE possesses best-of-class technology and world-class talent. Our relations with customers are excellent and our reputation in the market is very good. We have a solid backlog of work. The sale of Marine Controls will enable our focus to become even sharper and our financial foundation stronger. We possess the ingredients for success. We are determined to devise and execute a business plan that will deliver higher profitability and generate more value for shareholders.

Sincerely,

Robert E. Brown
President and Chief Executive Officer

CAE SECOND-QUARTER REPORT 2005 REPORT TO SHAREHOLDERS	1

2	CAE SECOND-QUARTER REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 4, 2004
Six months ending September 30, 2004

For purposes of this discussion, “CAE” or the “Company” refers to CAE Inc. and its subsidiaries.

     This Management’s Discussion and Analysis (“MD&A”) contains commentary from CAE management regarding strategy, operating results, and financial condition. Management is responsible for its accuracy, integrity and objectivity, and has developed, maintains and supports the necessary systems and controls to provide reasonable assurance as to the comments contained herein.

     CAE’s common shares are listed on the Toronto and New York stock exchanges. Except as otherwise indicated, all financial information related herein is determined in accordance with Canadian generally accepted accounting principles (“GAAP”). All dollar amounts referred to herein are Canadian dollars unless otherwise specified.

     This MD&A for the second quarter of fiscal 2005, current as of November 4, 2004, focuses on the core businesses of CAE: Civil Simulation and Training (“Civil”) and Military Simulation and Training (“Military”). The MD&A, which includes a review of the operations of each business segment and the financial condition of CAE, is intended to assist in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for each business segment and should be read in conjunction with the unaudited financial statements contained on pages 13 to 23, as well as with the MD&A and the Audited Consolidated Financial Statements and Notes included in CAE’s annual report for the year ended March 31, 2004. Additional information relating to the Company, including its Annual Information Form (“AIF”), is available on-line at www.sedar.com as well as at the Company’s website at www.cae.com.

     Unless otherwise mentioned in this MD&A, the Outlooks, the Business Profile and Strategy and CAE’s accounting policies and estimates provided in CAE’s annual MD&A, included in its annual report for the year ended March 31, 2004, remain unchanged, apart from the divestiture of CAE’s Marine Controls (“Marine”) business (for a detailed discussion of the company’s discontinued operations see the Acquisitions, Business Combinations and Divestitures section of this MD&A).

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking statements with respect to CAE and the operations of each business segment based on assumptions which CAE considered reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may ultimately prove to be incorrect.

BUSINESS RISKS AND UNCERTAINTIES

As described in the Business Risk and Uncertainties section included in CAE’s annual report for the year ended March 31, 2004, numerous factors could cause our results to differ materially from those in the forward-looking statements, including, amongst other factors: the purchase and timing of delivery of new aircraft by and to civil and military customers; reduced defense spending by governments; rising costs, especially in connection with fixed-price contracts; the effectiveness of our research and development program and our ability to develop new products and features in a timely manner; a lack of success in bidding for competed contracts; changes in regulatory requirements; difficulties in executing our business strategy; foreign currency fluctuations; and general political, economic and financial conditions in the markets in which CAE operates.

NON-GAAP FINANCIAL MEASURES

This MD&A provides comments as to how the impact of the appreciation of the Canadian dollar against its counterparts affected the Company’s results for the first six months of fiscal 2005 as compared to the same period in fiscal 2004. The Company believes that this is useful supplemental information as it provides an indication of performance excluding such currency fluctuation. Readers should be cautioned, however, that this information should not be confused with or used as an alternate for performance determined in accordance with GAAP.

     Free cash flow (net cash provided by continuing operating activities less capital expenditures and dividends paid) does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period. CAE considers free cash flow to be an indicator of the financial strength and liquidity of its business as it shows how much cash is available to repay debt and to meet its ongoing obligations.

     Capital employed (accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets less accounts payable and accrued liabilities, deposits on contracts and deferred gains and other long-term liabilities) does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Capital employed is presented on a consistent basis from period to period. CAE considers capital employed to be an indicator of the financial health and strength of its business as it shows the value of the assets that contribute to a company’s ability to generate revenue.

CAE SECOND-QUARTER REPORT 2005 MANAGEMENT’S DISCUSSION AND ANALYSIS	3

OVERALL PERFORMANCE

HIGHLIGHTS

•	Divestiture of Marine business (presented as discontinued operations)

•	10% and 8% increases respectively, in quarterly revenue and earnings from continuing operations before interest and taxes

•	CAE awarded seven of nine competed full flight simulator orders as at November 4, 2004

•	Military in negotiations for the British Army’s Armoured Vehicles Training Service program valued at approximately $2.4 billion

REVENUE

Consolidated revenue from continuing operations for the second quarter of fiscal 2005 increased by 10% compared to the same period last year to reach $235.1 million. The favorable variance was mainly attributable to an 18% increase in Civil’s revenue, with higher aviation training sales as a result of a 67% utilization rate in its training centre network, which contains over 100 full-flight simulators (“FFS”). Military’s revenue increased marginally as a result of new modeling and simulation sales. Excluding foreign exchange fluctuations, consolidated revenue for the second quarter would have amounted to $240.1 million, $5.0 million higher than actual results.

     For the six-month period ending September 30, 2004, consolidated revenue increased by $43.9 million (or 10%) over the prior year to reach $466.0 million. The increase was due in large part to a rise in utilization in Civil’s training network. Military revenue was up slightly to $207.6 million, an increase of 3%. Cumulative consolidated revenue for this period was negatively impacted by foreign exchange fluctuations for approximately $5.5 million.

EARNINGS FROM CONTINUING OPERATIONS BEFORE INTEREST AND INCOME TAXES (“EBIT”)

Consolidated EBIT for the quarter amounted to $22.2 million compared to $20.6 million reported in the same period last year, an increase of 8%. The rise relative to the prior year was attributable to an increased contribution by Military of $1.6 million. Excluding foreign exchange consolidated EBIT for the second quarter would have amounted to $22.4 million.

     On a year-to-date basis consolidated EBIT amounted to $53.7 million, $13.9 million higher than last year. Civil’s EBIT was up 91% while Military’s was down 3% against the prior year. In the first quarter, both segments were positively affected by the recognition of investment tax credits (“ITC”) totaling $14.2 million related to prior years’ expenditures for research and development. The ITC included in the EBIT of Civil and Military were, respectively, $9.8 million and $4.4 million. In the first quarter of fiscal 2005 an amount of $10.1 million, net of taxes of $4.1 million of ITC was recognized in net earnings. These amounts related to the results of examinations by the taxation authorities for fiscal 2000 to 2002, and to management’s reassessment of potential tax liabilities for fiscal 2003 and 2004. No similar amounts were recognized in net earnings for the second quarter of fiscal 2005.

     Excluding the impact of the ITC recognition, year-to-date consolidated EBIT would have amounted to $39.5 million, $0.3 million lower than a year ago. On this basis, Civil’s year-to-date EBIT would have shown a 30% or $4.9 million increase over the prior year. Military’s EBIT would have declined by 22%, or $5.2 million.

INTEREST AND INCOME TAXES

Interest expense amounted to $5.8 million for the quarter, compared to $6.2 million for the same period last year. Interest expense for the first six months of fiscal 2005 amounted to $10.6 million compared to $12.9 million a year ago. The $2.3 million decrease is a result of an increase in interest income and a decrease in interest on long-term debt. The reduction in interest on long-term debt is due to the net impact of reduced debt levels through the issuance on September 30, 2003, of common shares, which yielded CAE a net receipt of approximately $168.0 million and the proceeds from the sale and leaseback of $122.5 million during fiscal 2004 combined with increased interest rates.

     Income taxes for the quarter were $3.6 million, representing an income tax rate of 22% compared to 24% last year. The year-to-date tax rate was 26%, up from 14% for the first six months of last year. The quarterly and cumulative fluctuations in the income tax rate reflect changes to the mix of income for income tax purposes from various jurisdictions, as well as the recognition in last year’s first quarter of tax benefits related to prior years’ tax losses in Australia of $4.4 million.

RESULTS FROM DISCONTINUED OPERATIONS

Subsequent to September 30, 2004, CAE signed a purchase and sale agreement with L-3 Communications Corporation (“L-3”) to sell its Marine business. The results of Marine have been reported as discontinued operations in line with applicable accounting procedures and previously reported statements have been reclassified accordingly. The results of these discontinued operations for the quarter amounted to net earnings of $1.2 million, a decrease of $2.9 million from the prior year. On a cumulative basis, net earnings from discontinued operations amounted to $6.6 million, up $1.5 million from a year ago. For a complete discussion on the sale of the Marine segment see the Acquisitions, Business Combinations and Divestitures section of this MD&A.

NET EARNINGS

Consolidated net earnings for the quarter of $14.0 million were $1.1 million, 7% lower than last year’s consolidated net earnings of $15.1 million. CAE’s year-to-date earnings of $38.3 million were up 35% over the prior year.

4	MANAGEMENT’S DISCUSSION AND ANALYSIS CAE SECOND-QUARTER REPORT 2005

FINANCIAL POSITION

The following table describes the significant variances in the consolidated balance sheet from March 31, 2004, to September 30, 2004.

SIGNIFICANT BALANCE SHEET VARIANCES
(amounts in millions of Canadian dollars,	Increase /
unless otherwise noted)	(Decrease)	Explanation
Cash and cash equivalents	$(31.1)	Refer to the Consolidated Statements of Cash Flow. The discrepancy between the balance sheet variance and the net decrease in cash per the Statements of Cash Flow is included in current assets held for sale.
Income taxes recoverable	35.0	Increase mostly relates to ITC recognition of $27.7 million to September 30, 2004.
Property, plant and equipment, net	91.4	The majority of the increase ($61.8 million) was due to new asset-backed financing leases related to the CAE-Iberia training centre. In addition, the construction of simulators for CAE’s training centres continues.
Future income tax assets (long-term)	(22.2)	The majority of the fluctuation is a result of reclassifications between short-term and long-term future income tax asset and liabilities.
Other Assets	(22.7)	The majority of the decrease was due to the expiry of a customer’s option on two FFS. An equivalent reduction was recorded in deferred gains and other liabilities.
Accounts payable and accrued liabilities	(33.1)	Decrease caused by CAE’s manufacturing cycle, which normally sees accounts payable at their highest near the end of the fiscal year. Accrued liabilities were down due to the disbursement of severance payments in the first quarter, which were accrued as at March 31, 2004.
Long-term debt (including current portion)	69.6	Increase caused by new asset-backed financing commitments for the new CAE-Iberia training centre ($61.8 million) and an increase in the utilization of a credit facility.
Currency translation adjustment	(40.6)	Due to the appreciating Canadian dollar against its US counterpart.

The overall increase in total assets and liabilities was primarily due to the new CAE-Iberia training centre. The Company’s net debt, defined as long-term debt less cash and cash equivalents, amounted to $630.3 million as at September 30, 2004, an increase of $100.7 million compared to March 31, 2004.

CASH FLOW

The following tables summarize the major elements of the statements of cash flows for the second quarter and six months ending September 30, 2004, with prior year comparatives for the same period:

Three-month period ended
September 30: STATEMENTS OF
CASH FLOWS
(amounts in millions of Canadian
dollars, unless otherwise noted)		2004		2003	Explanation
Cash and cash equivalents, beginning of the period		$40.6		$41.1
Provided by (used in):
Operating activities	35.9		14.9		A favourable cash requirement fluctuation by discontinued operations along with lower non-cash working capital requirements accounted for the increase in cash provided by operations.
Investing activities	(38.8)		64.9		Proceeds of $94.0 million from sale and leasebacks of assets in the previous year were responsible for the majority of the variance from cash provided to cash required. A large portion of the cash used was for additions to the Civil training network.
Financing activities	(3.3)		(5.2)		Proceeds from long-term debt of $126.0 million were offset by repayments of $124.7 million resulting in minimal impact on cash used in the current quarter. In the prior year large repayment of debt was financed by common share issuance, which netted $175.6 million.
Total cash (used in) provided in the period		$(6.2)		$74.6
Effect of foreign exchange rate changes on cash and cash equivalents		(2.3)		(0.6)

Cash and cash equivalents, end of period		$32.1		$115.1

CAE SECOND-QUARTER REPORT 2005 MANAGEMENT’S DISCUSSION AND ANALYSIS	5

Six-month period ended September 30:
STATEMENTS OF CASH FLOW
(amounts in millions of Canadian dollars,
unless otherwise noted)		2004		2003	Explanation
Cash and cash equivalents, beginning of the period		$61.9		$17.1
Provided by (used in):
Operating activities	46.9		(40.2)		Higher earnings in 2004, lower non-cash working capital requirements and a favourable cash requirement fluctuation by discontinued operations accounted for the increase in cash provided by operations.
Investing activities	(88.4)		78.8		A combined decrease in proceeds from both disposal of discontinued operations and sale and leaseback of assets of $144.0 million was responsible for the majority of the variance in addition to an increase in capital expenditures of $13.0 million.
Financing activities	13.2		61.3		The fluctuation was caused by proceeds from common stock issuance of $168.0 million in the prior year of which the majority was used for repayment of long-term debt offset marginally by cash used in the prior year for share issue costs.
Total cash (used in) provided in the period		$(28.3)		$99.9

Effect of foreign exchange rate changes on cash and cash equivalents		(1.5)		(1.9)

Cash and cash equivalents, end of period		$32.1		$115.1

The use of $6.2 million and $28.3 million in cash differed from last year’s cash provided of $74.6 million and $99.9 million for the three and six-month periods ending September 30, 2004, respectively, as CAE had issued common shares for $168.0 million and received proceeds from a sale and leaseback of assets for $122.5 million as at September 30, 2003.

     The free cash flow position for the quarter and year to date improved by $5.3 million and $58.4 million, respectively, as a result of positive variances in non-cash working capital offset marginally by an increase in capital expenditures, which amounted to $66.2 million year-to-date compared to $53.2 million in the prior year. The majority of the latter expenditure was for the expansion of the Civil training network.

BACKLOG — CONTINUING OPERATIONS

CAE’s consolidated continuing operations backlog as at September 30, 2004, stood at $2.3 billion, $211.8 million higher than a year ago. These figures exclude any amounts for Military’s preferred bidder selection on the NH-90 last fall and the recent selection as preferred bidder on the British Army’s Armoured Vehicles Training Service (“AVTS”) $2.4 billion program and Civil’s contract with Dassault Aviation to provide entitlement training on its new Falcon business jet.

     Civil’s backlog was restated for comparative purposes. For a detailed discussion on the issues regarding the restatement, see Civil’s section of this MD&A.

SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Selected quarterly financial information for the most recently completed quarters is disclosed below:

(amounts in millions of Canadian dollars,	Fiscal 2003				Fiscal 2004				Fiscal 2005
unless otherwise noted)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Revenue	244.7	214.7	246.9	270.5	208.9	213.2	255.2	261.1	230.9	235.1
Earnings from continuing operations	33.1	18.1	27.8	34.5	12.2	11.0	14.3	9.6	18.9	12.8
Earnings per share (basic and diluted) from continuing operations	0.15	0.08	0.13	0.16	0.06	0.05	0.05	0.04	0.08	0.05
Net earnings	37.4	23.3	31.5	25.0	13.2	15.1	21.4	14.3	24.3	14.0
Basic earnings per share	0.17	0.11	0.14	0.11	0.06	0.07	0.09	0.05	0.10	0.06
Diluted earnings per share	0.17	0.11	0.14	0.11	0.06	0.07	0.09	0.05	0.10	0.05
Average number of shares outstanding, in millions	219.3	219.4	219.4	219.4	219.7	220.0	246.5	246.6	246.7	246.8
Average exchange rate, 1 US dollar to Canadian dollar	1.56	1.56	1.57	1.51	1.40	1.38	1.32	1.32	1.36	1.31

6	MANAGEMENT’S DISCUSSION AND ANALYSIS CAE SECOND-QUARTER REPORT 2005

On a year-over-year basis, international passenger traffic has climbed 18% and US pilot hiring is up over 50%, indications that the civil aerospace industry is recovering. The sequential comparison of second quarter revenue to that of fiscal year 2004 reflects that industry improvement. Notably, the Company’s Civil segment experienced a higher level of utilization of its training centre assets than in previous years.

     As a general trend, the military aerospace market is expected to remain strong, with governmental budgets remaining at or above current levels for the foreseeable future. CAE continues to be the training supplier of choice for some of the world’s most demanding militaries. As a result, Military’s revenue has remained healthy while operating margins have improved since last quarter. Strategic relationships, such as the Rotorsim joint venture with Agusta S.p.A. and the Thales partnership on the NH-90 program in Europe, will continue to expand in line with customers’ future needs and requirements to ensure critical battlefield readiness on demand.

     CAE’s results from continuing operations in the first quarter of fiscal year 2005 included $10.1 million, net of taxes, from the realization of ITC with respect to expenditures made in fiscal years 2000 to 2004, resulting from the finalization of a tax audit for the majority of those years. This item should be considered non-recurring for quarter-over-quarter comparative purposes.

     Since fiscal year 2000, CAE has undergone a strategic transformation from a manufacturer to an integrated manufacturer/ service provider, and its quarterly results have shown less volatility as the training services business has been shown to be less prone to the cyclical market faced by equipment suppliers. As Civil aviation training services continue to grow and become a larger part of CAE’s business, its second quarter results may be lower than other quarters as less training services are required during the peak flying times of the traditional summer vacation periods.

     However, due to the Company’s manufacturing efforts, CAE’s earnings from continuing operations will not follow a perfect seasonal training pattern as earnings are affected by equipment results, which can vary widely from quarter to quarter depending on progress made on contracts, and the timing of product delivery, together with their related margins. Furthermore, operating results may also be impacted by high sales and marketing activities in a quarter, depending on the bidding activities during the quarter.

SEGMENTED RESULTS

CIVIL

CAE has long been the world’s leading supplier of civil FFS for all major aircraft types and has now become the world’s second largest independent provider of aviation training services, with more than 100 FFS installed in more than 20 locations on four continents.

Review of Operations

On October 27, 2004, CAE was awarded a $23.0 million contract, at list price, to provide China Eastern Airlines with an Airbus A330-200/ A340-600 convertible FFS, featuring a CAE Tropos™ visual system. As part of the contract, CAE will also provide a range of CAE Simfinity™ classroom-training products and a second CAE Tropos visual system to upgrade an existing simulator owned by China Eastern. This A330-200/A340-600 FFS will be the world’s first convertible simulator of this kind, allowing pilots to be trained on the two types of aircraft within the same device.

     On October 19, 2004, CAE won a $16.0 million contract, at list price, from China Airlines International to provide an A330-200 FFS simulator equipped with a new-generation CAE Tropos™ visual system. This is the eighth FFS that China Airlines has purchased from CAE since 1980.

     On October 11, 2004, CAE announced that it is opening a new business aviation training centre in the Northeast area of the United States. The new centre is expected to be operational by summer 2006, when entitlement training will begin for the Falcon 7X business aircraft. In July 2004, CAE was awarded an exclusive contract by Dassault to provide entitlement training for pilots, maintenance personnel and cabin crew for the new Falcon 7X aircraft. CAE will also provide training for the Falcon 900 EX/EASy and 2000 EX/EASy at the new centre.

     Initially, this training centre will house six FFS, including a Dassault Falcon 7X, a Falcon 900 EX EASy/2000 EX EASy, and a new Raytheon Beechjet 400A simulator. The new centre will bring to more than 40 the total number of simulators serving business aircraft operators within CAE’s global network of 100 plus FFS. With this expansion, CAE will operate four major business aviation training centres, including Dallas, Dubai — which it operates in conjunction with Emirates Airlines — and the recently announced London-area UK centre, which is scheduled for a fall 2006 opening.

     Longstanding CAE customer Japan Airlines International purchased a CAE-built Boeing 777-200ER FFS. At list price, the contract is valued at $16.0 million, and the simulator is to be delivered in spring 2006. This device is the seventh CAE-built FFS to be sold to Japan Airlines International. The simulator will be equipped with a CAE Tropos™ visual system.

     CAE signed a number of multi-year aviation training agreements for centres in North America and Europe. Sun Country Airlines and Skyway, a wholly owned subsidiary of Midwest Airlines, have signed agreements for training at CAE’s North American centres. Baron Air, Italy First and TUI Belgium Airline are among 13 airlines, many of them new customers, who have recently signed agreements to train at CAE’s European centres. These agreements are cumulatively valued at about $15.0 million, based on expected training volume.

     Dubai-based Emirates-CAE Flight Training (“ECFT”) continues to expand its worldwide customer base with the signing of agreements with its first Chinese, Russian and Nigerian corporate aircraft customers. The agreements, worth some $7.0 million, include another UK-based customer Ford Air, plus two existing customers (MEA and Air Astana) who have renewed and expanded their training with ECFT.

     During the Farnborough air show in early July, CAE secured a competed order from Dubai’s Emirates airline for three FFS: two Airbus A380-800s and one Airbus A340-600. The contract, at list price, is valued at approximately $65.0 million. Under the terms of the agreement, CAE will also become Emirates’ exclusive provider of FFS for 10 years. Emirates has already purchased five CAE FFS for its flight crew training.

CAE SECOND-QUARTER REPORT 2005 MANAGEMENT’S DISCUSSION AND ANALYSIS	7

     This order marked the fourth and fifth A380 FFS orders for CAE. The first A380 aircraft has yet to be delivered and already CAE has established a solid name for itself as the preferred supplier of a complete range of training devices for the A380. The world’s first A380 FFS (built by CAE) is to be delivered to Airbus’ Toulouse training centre in early calendar 2005.

     As of November 4, 2004, CAE has won seven out of nine competed FFS orders.

Financial Results
(amounts in millions of Canadian dollars,
except operating margins)		Q2-2005	Q1-2005		Q4-2004	Q3-2004	Q2-2004
Revenue	$	131.3	127.1		128.9	112.5	111.3
EBIT	$	9.4	21.4	*	11.7	10.7	9.4
Operating margins	%	7.2	16.8		9.1	9.5	8.4
Backlog	$	1,047.1	1,080.2		1,021.3	988.8	839.0

*	During the first quarter of Fiscal 2005 CAE recognized $9.8 million of ITC in Civil’s EBIT.

Civil’s revenue for the quarter increased by $20.0 million or 18% to $131.3 million compared to the same period last year. Second quarter revenue reflected the release of a put option that expired on two simulators. The impact was a one-time increase of revenue and cost of sales by $13.0 million, thereby reducing operating margins by approximately 1%. Net of this one-time effect, quarterly revenue growth would have amounted to 6% compared to the prior year and was primarily coming from training. Training growth was driven by improved training utilization rates in CAE’s European and Asian training centres, along with solid revenue in CAE’s North American training centres. The quarter saw a 67% utilization rate, up from 57% a year ago, despite the fact that the summer months are traditionally low utilization months. Excluding the impacts of foreign exchange, Civil’s second quarter revenue would have amounted to $135.9 million.

     Including a $6.7 million negative foreign exchange impact, Civil’s year-to-date revenue amounted to $258.4 million, up 17% over the prior year. The increase was due to revenue growth in all divisions. Training revenue increased as result of the addition of the new CAE — Iberia training centre in Madrid with Iberia Airlines (which contributed an additional 3% to Civil’s revenue) as well as high training utilization rates in the first quarter.

     EBIT for the quarter amounted to $9.4 million, equal to the previous year. Civil had lower margins on the current mix of FFS being built and higher equipment costs due, in part, to a negative foreign exchange fluctuation of $2.0 million, offset entirely by the performance of CAE’s training centres. Excluding foreign exchange fluctuations, which had a total impact on Civil’s EBIT of negative $2.1 million, second quarter EBIT would have amounted to $11.5 million, an increase of 22% over the prior year. Sale and leaseback financing reduced margins by 800 basis points for both the three and six-month periods ending September 30, 2004.

     Civil achieved year-to-date EBIT growth of 91% compared to the same period last year, to reach $30.8 million. This includes $9.8 million from ITC recognized in the first quarter, related to expenditures of prior years. Excluding the ITC benefit, Civil’s cumulative EBIT would have been $21.0 million, 30% higher than last year. The improvement stemmed mainly from growth in training revenue, which more than offset a $1.8 million charge to reorganize its European training operations as well as the higher operating lease expenses associated with the September 2003 sale and leaseback transaction for five simulators.

     Backlog for Civil consists of both equipment sales and training services. The training services portion includes revenue from customers under both long and short-term contractual arrangements where training revenues are guaranteed or expected based on current customer requirements. CAE’s ability to complete contracted sales included in its order backlog is dependent on the long-term financial condition of the contracting customers.

     Civil’s comparative backlog for March 31, 2004 and September 30, 2003, have been restated to reflect the above-mentioned methodology. Backlog at the end of the second quarter totaled $1,047.1 million, up $25.8 million from $1,021.3 million as at March 31, 2004, and up $208.1 million from $839.0 million a year ago.

Outlook

Civil’s training revenues are expected to continue growing, driven mainly by the recovery of the civil aviation market. Traffic levels are above pre-9/11 levels for the first time, while aircraft deliveries and airline pilot hirings are up over last year.

     On the equipment side, market demand is picking up in the Asian and Middle Eastern markets. In the US and Europe, soaring fuel costs and declining domestic yields, brought upon by the emergence of low cost carriers, are continuing to limit equipment spending by legacy carriers. CAE expects to maintain its leadership position in competed equipment sales.

MILITARY

CAE is a global leader in the design of military training systems for air, land and sea applications, having supplied the defence forces of more than 30 nations with military training systems and services. In addition to its training services, the company offers a range of simulation equipment and modeling and simulation software. CAE has designed the widest range of helicopter simulators in the world and more training systems for the C-130 Hercules than any other company.

Review of Operations

CAE recently completed comprehensive avionics upgrades to the Royal Australian Air Force (“RAAF”) C-130H and C-130J FFS located at Richmond, New South Wales, Australia. The C-130H upgrade involved simulation of a new digital avionics suite that is being fitted to the RAAF’s entire fleet of C-130H aircraft. The modification replaced analogue flight and engine instrumentation with state-of-the-art glass cockpit displays. In addition, an upgraded radar display unit was installed in the simulator along with new VHF navigation units and digital fuel quantity indicators.

8	MANAGEMENT’S DISCUSSION AND ANALYSIS CAE SECOND-QUARTER REPORT 2005

     The Royal Netherlands Navy recently selected CAE to perform a $9.0 million upgrade of the Lynx helicopter full mission flight trainer (“FMFT”) at Naval Air Station de Kooy in Den Helder, Netherlands. The Lynx FMFT is part of the Joint Lynx Simulator Training Establishment used by the armed forces of Norway, Denmark, Holland and Germany to train Lynx helicopter aircrews. The simulator is specifically designed so the Lynx FMFT can be reconfigured to ensure concurrency with the fleets of Lynx helicopters operated by the various nations. CAE will add new radar and communications systems to the simulator, as well as enhance a range of other helicopter systems.

     CAE-led Landmark Training Ltd. was selected as the intended preferred bidder for the British Army’s AVTS program. The AVTS program, valued at approximately £1.0 billion ($2.4 billion) over 30 years, is a private finance initiative designed to provide turnkey driver, gunnery and command information systems training to crews of armoured fighting vehicles.

     During the quarter CAE received two orders, which were, the result of clients exercising their options on previously announced contracts. The first, for $5.3 million, was for additional enhancements from Raytheon for Command Information Systems into Command and Staff Training. The second was from the US Navy, worth $13.6 million, for additional MH-60S tactical operational flight trainers. This brings the total contract for MH-60S with the US Navy to approximately $66.0 million.

Financial Results
(amounts in millions of Canadian dollars,
except operating margins)	Q2-2005		Q1-2005		Q4-2004	Q3-2004	Q2-2004
Revenue		$103.8	103.8		132.2	142.7	101.9
EBIT		$12.8	10.1	*	15.5	12.4	11.2
Operating margins	%	12.3	9.7		11.7	8.7	11.0
Backlog		$1,213.2	1,329.2		1,271.1	1,208.9	1,209.4

*	During the first quarter of Fiscal 2005 CAE recognized $4.4 million of ITCs in Military’s EBIT.

For the three months ended September 30, 2004, Military’s revenues reached $103.8 million, an increase of 2% ($1.9 million) compared to the same period last year. The increase was mainly attributable to a contract for modeling and simulation for the Canadian Government.

     Military’s year-to-date revenue reached $207.6 million, an increase of $5.9 million over last year. This increase was a result of increased services revenue due to the strong contribution from the Management and Support of Australian Defense Force Simulators and the C-130J Maintenance and Aircrew Training Systems contracts.

     EBIT for the second quarter was up 14% to reach $12.8 million. The increase was attributable to cost reductions, combined with greater contributions coming from various engineering upgrade programs.

     Military’s year-to-date EBIT amounted to $22.9 million, a decrease of $0.8 million compared to the same period last year. The shortfall compared to the previous year was mainly attributable to higher costs to complete certain programs, particularly in the first quarter. This was partially offset by lower selling and marketing expenses, as well as $4.4 million of additional ITC recognition in the first quarter of fiscal 2005. Military’s cumulative EBIT, excluding the impact of additional ITC, would have amounted to $18.5 million, $5.2 million lower than a year ago.

     Backlog as at September 30, 2004 stood at $1.2 billion, the same level as a year ago. The order intake for the first six months of fiscal 2005 amounted to $191.2 million. The current order intake excludes any amounts for the NH-90 and AVTS programs.

Outlook

Military continues to be a premier training supplier to several of the world’s most demanding militaries. CAE’s selection as the preferred bidder for both the UK Army’s Armoured Vehicle Training Services and the NH-90 programs has solidified Military’s position as a provider of simulation and training solutions to military and government customers worldwide.

     CAE’s focus on execution and best-in-class technology has been the driving force of its backlog. Forging ahead, Military will grow its market reach in its core flight simulation business, as well as leverage its knowledge of modeling & simulation technology to penetrate the markets for Homeland Defence services and Network Centric Warfare services. Military remains committed to technology leadership, keeping in line with its customers’ security needs in dealing with terrorism and conflict situations requiring a new breed of training solutions.

SIGNIFICANT CHANGES IN ACCOUNTING POLICY

HEDGING RELATIONSHIPS

Effective April 1, 2004, the Company adopted Accounting Guideline (AcG — 13), Hedging Relationships. The Company enters into forward, swap and option contracts to manage its exposure to fluctuations in interest rates and foreign exchange rates. CAE assesses on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

EMPLOYEE FUTURE BENEFITS

Effective April 1, 2004, CAE adopted CICA Handbook Section 3461 disclosure requirements — Employee Future Benefits. This pronouncement requires new disclosures for pensions and other employee future benefits.

CAE SECOND-QUARTER REPORT 2005 MANAGEMENT’S DISCUSSION AND ANALYSIS	9

ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES

In the second quarter the Board of Directors approved a transaction to divest its Marine business. On November 1, 2004, CAE signed a purchase and sale agreement with L-3 Communications Corporation (“L-3”) to divest its Marine segment for approximately $276.0 million (US$225.0 million) in cash. As part of the transaction, L-3 assumed a debt of $51.6 million (£23.0 million) for the Astute Class Submarine training program. The transaction is subject to certain regulatory approvals and other closing conditions, with an expected closing date prior to the end of CAE’s current fiscal year. The results of Marine have been reported as discontinued operations. The previously reported statements have been reclassified. Interest expense has been allocated to the discontinued operations. The funds received from the sale of the Marine business will be used to reduce CAE’s debt, strengthen the balance sheet and provide greater flexibility.

     For the divested Marine business, second quarter revenues amounted to $32.3 million, $0.6 million lower than last year’s second quarter revenues of $32.9 million. The decline is primarily due to continuing customer delays, which consequently lead to delays in recognition of revenues. For the first six months of fiscal 2005 revenues amounted to $64.1 million, a decrease of 4% compared to the prior year. The shortfall can be attributed to the same issues as mentioned for the second quarter as well as a decline in new orders received in the prior year.

     Second quarter net earnings for the divested Marine business amounted to $1.2 million, $2.9 million lower than for the same period last year. Year-to-date earnings were $6.6 million, an increase of 29% compared to last year. The decrease was primarily due to the recognition of $1.9 million of ITC benefit from prior years in the first quarter.

     Discontinued operations backlog amounted to $265.4 million, an increase of $60.4 million over March 31, 2004.

     On April 22, 2004, CAE acquired all the issued and outstanding shares of Flight Training Centre Chile S.A. located in Santiago, Chile, for a total cash consideration of $0.9 million. This acquisition expands the Company’s pilot-training operations in South America.

     In February 2004, CAE and Iberia Lineas Aereas de Espana, SA (“Iberia”) combined their aviation training operations in Spain after receiving regulatory clearance from the Spanish authorities to commence operations, under an agreement entered in October 2003. On May 27, 2004, in connection with the financing of the combined operation, CAE Servicios Globales de Instruccion de Vuelo (Espana), S.L., a wholly-owned subsidiary of CAE, and Iberia contributed the net assets of their respective training centre facilities to Servicios de Instruccion de Vuelo, S.L. (“SIV”), with CAE obtaining ownership of 80% of SIV.

     This acquisition and this business combination were accounted for using the purchase method and the operating results have been included from the acquisition date (refer to Note 2 of the consolidated financial statements).

     From fiscal 2002 to fiscal 2004, CAE divested its non-core related businesses, mainly in the forestry and cleaning technologies markets (refer to Note 3 of the consolidated financial statements).

LIQUIDITY

The Company’s financing needs are met through internally generated cash flow, available funds under credit facilities and direct access to capital markets for additional long-term capital resources. CAE considers that its present and expected capital resources and current credit facilities will enable it to meet all its current and expected financial requirements for the foreseeable future.

     The Company plans to generate sufficient cash from operating activities in fiscal 2005 to pay for capital expenditures and dividends. CAE expects to be able to repay contractual obligations maturing in 2005 and future years through cash on hand, cash generated from operations or by issuing new debt.

CONTRACTUAL OBLIGATIONS

In the normal course of business, CAE enters into certain contractual obligations and commercial commitments, such as debentures and notes, letters of credit and others. The Company’s obligations and commitments have not changed materially from March 31, 2004, other than for the elements noted below in the table of long-term debt and capital leases. A summary of the company’s obligations and commitments is provided in CAE’s annual MD&A, included in its annual report for the year ended March 31, 2004.

     The table below provides a reconciliation of the various components and maturities of the company’s long-term debt from March 31, 2004, to September 30, 2004.

					More than
(amounts in millions of Canadian dollars)	Total	Less than 1 year	1-3 years	4-5 years	5 years
Long-term debt March 31, 2004	584.3	8.8	346.7	39.7	189.1
CAE-Iberia training centre	60.5	6.5	15.4	18.8	19.8
Other	9.1	22.7	22.6	55.2	(91.4)
Long-term debt September 30, 2004	653.9	38.0	384.7	113.7	117.5

The maturity profile has changed as a result of additional debt under the revolving credit facility and asset-backed financing related to the CAE-Iberia training centre. As well, the maturity profile has been impacted by a shortening of maturities, related to the senior notes maturing in June of their respective years — specifically the $91.4 million in the “more than five years” category, which is being reclassified to the 4-5 years category.

10	MANAGEMENT’S DISCUSSION AND ANALYSIS CAE SECOND-QUARTER REPORT 2005

CAPITAL RESOURCES

SOURCES OF LIQUIDITY

CAE maintains committed bank lines at floating rates, each provided by a syndicate of lenders. These credit facilities permit the Company and certain designated subsidiaries to borrow funds directly for operating and general corporate purposes. The total available amount of committed bank lines at September 30, 2004, was $599.4 million of which 55% ($329.4 million) was utilized. At March 31, 2004, the total available was $619.8 million of which 49% ($305.3 million) was utilized. The decrease of total availability results from the fact that the committed lines are denominated in US dollars and Euros and thus the appreciation of the Canadian dollar against these currencies have created a reduction in availability in Canadian dollar equivalent. The increase in total utilization was mainly due to the funding of working capital.

     CAE was in full compliance with all bank covenants at September 30, 2004. It also had the ability to borrow under non-committed operating lines in various currencies for up to $31.7 million, of which $16.0 million was drawn as at September 30, 2004.

     As at September 30, 2004, CAE had long-term debt totaling $653.9 million. This compared to long-term debt of $584.3 million at March 31, 2004. At September 30, 2004, the short-term portion of the long-term debt was $38.0 million compared to $8.8 million at March 31, 2004. The increase in the short-term portion results mainly from the reclassification of a June 2005 maturity of $20.0 million in senior notes. The increase of total debt results mainly from increased debt assumed for the CAE-Iberia training centre and additional debt for general corporate purposes offset by a reduction in debt due to a stronger Canadian dollar.

COMMITMENTS

CAE’s commitments for capital expenditures include investments to add new facilities to its training centre network in order to meet customer demand. Research and development expenditures are incurred to provide new products to the marketplace, as alternative ways of training are developed and different types of training equipment are needed for our clients training needs.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

In the normal course of business, CAE issued letters of credit and performance guarantees for a total amount of $121.2 million at September 30, 2004, compared to $168.6 million at March 31, 2004. The reduction results mainly from the expiry of advance payment guarantees related to the completion of one major project and many smaller projects.

SALE AND LEASEBACK TRANSACTIONS

A key element of CAE’s finance strategy to support the investment in its Civil training business is the sale and leaseback of certain of the FFS installed in the Company’s global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after the FFS has achieved certification by regulatory authorities (i.e. the FFS is installed and is available to customers for training). Prior to completing a sale and leaseback transaction, CAE records the cost to manufacture the FFS as a capital expenditure, which is included as a fixed asset on the Company’s balance sheet. On the execution of a sale and leaseback transaction, CAE records the transaction as a disposal of a fixed asset. The cash proceeds received on the disposal approximate the fair market value of the FFS. The difference between the proceeds received and CAE’s cost to manufacture, approximately the margin CAE would record if it had a completed FFS sale to a third party, is recorded under long-term liabilities and recognized into earnings as applicable. This amount, after deducting the guaranteed residual value where appropriate, is then amortized over the term of the sale and leaseback transaction as a reduction of rental expense. At the end of the term of the sale and leaseback transaction, the guaranteed residual value is taken into income should no reduction occur in the value of the underlying simulators.

The following is a summary at September 30, 2004, of the existing sale and leaseback transactions for simulators currently in service in Civil’s training locations, accounted for as operating leases on CAE’s financial statements:

		Number of		Initial	Imputed	Unamortized	Residual
(amounts in millions of Canadian dollars		Simulators	Lease	Term	Interest	Deferred	Value
unless otherwise noted)	Fiscal Year	(Units)	Obligation	(Years)	Rate	Gain	Guarantee
SimuFlite	2002/2003	6	$70.0	12	5.6%	$2.0	—
SimuFlite	2004	5	112.5	20	5.5%	5.6	—
Toronto training centre	2002	2	46.9	21	6.4%	17.1	$9.2
Air Canada training centre	2000	2	36.8	20	7.6%	15.1	8.3
Denver/Dallas training centres	2003	5	95.4	20	5.0%	33.4	—
Amsterdam training centre	2002	3	24.8	8	6.4%/9.8%	—	—
China Southern Joint Venture[1]	2003	5	24.6	15	3.0%	—	—
Others	—	7	30.7	10	3.2%2/7.3%/10.1%	15.6	15.6

		35	$441.7			$88.8	$33.1

Annual Lease Payments (upcoming 12 months)			$42.6

1.	Joint venture in which CAE has a 49% interest.

2.	Floating Rate Basis.

CAE SECOND-QUARTER REPORT 2005 MANAGEMENT’S DISCUSSION AND ANALYSIS	11

FINANCIAL INSTRUMENTS

The Company enters into forward, swap and option contracts to manage its exposure to fluctuations in foreign exchange rates, interest rates, and changes in share price. CAE assesses on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. CAE deals only with sound counter parties in executing any of its derivative financial instruments.

     CAE employs foreign exchange forward contracts to manage exposures created when sales are made in foreign currencies. The amount and timing of the maturity of these forward contracts varies based on a number of project related factors, including milestone billings and the use of foreign materials and/or subcontractors. As at September 30, 2004, CAE had $150.4 million Canadian equivalent in forward contracts compared to $181.4 million Canadian equivalent in forward contracts as at March 31, 2004. The reduction results mainly from the expiry of hedges in the normal course of operations.

     CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt at a desirable level. The mix of fixed rate versus floating rate debt on its long-term debt was 43% - 57%, respectively, as at September 30, 2004. Part of the change in that mix since March 31, 2004, when it stood at 40% - 60%, respectively, is due mainly to the increase in fixed rate debt for the CAE-Iberia training centre, partially offset by the additional utilization on the revolving credit facility. CAE had interest rate swaps converting mostly floating rate long-term debt into fixed rate long-term debt totaling $109.6 million, as at September 30, 2004, compared to $114.6 million as at March 31, 2004 — the difference resulting from the lower amount of Canadian equivalent of the foreign denominated swaps due to the appreciation of the Canadian dollar.

     As well, CAE reduces its exposure to the fluctuation in its share price, which impacts the cost of the management compensation deferred share unit program. In March 2004 and September 2004, the Company entered into a hedging contract to reduce this. As at September 30, 2004, the hedging contract covered 800,000 shares of the Company.

DISCLOSURE OF OUTSTANDING SHARE DATA

CAE’s articles of incorporation authorize the issuance of an unlimited number of common shares, and an unlimited number of preferred shares, issuable in series. To date, the Company has not issued any preferred shares. At September 30, 2004, CAE had 246,830,781 common shares issued and outstanding. As at the same date, the Company had 9,207,495 options outstanding, of which 4,138,955 were exercisable.

SYSTEMS, PROCEDURES AND CONTROLS

CAE management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by management, is complete and reliable. These procedures include a review of the financial statements and associated information, including this MD&A, by the Audit Committee of the Board of Directors. The Company’s Chief Executive Officer and Chief Financial Officer have a process to evaluate the applicable systems, procedures and controls and are satisfied they are adequate for ensuring that complete and reliable financial information is produced.

12	MANAGEMENT’S DISCUSSION AND ANALYSIS CAE SECOND-QUARTER REPORT 2005

CONSOLIDATED BALANCE SHEETS

(Unaudited)	as at September 30	as at March 31
(amounts in millions of Canadian dollars)	2004	2004
Assets
Current assets
Cash and cash equivalents	$23.6	$54.7
Accounts receivable	318.0	316.5
Inventories	155.5	147.7
Prepaid expenses	21.3	19.6
Income taxes recoverable	87.0	52.0
Future income taxes	5.5	1.8
Current assets held for sale (Note 3)	83.4	89.8

	694.3	682.1
Restricted cash	4.3	7.0
Property, plant and equipment, net	883.1	791.7
Future income taxes	66.8	89.0
Intangible assets	128.6	129.2
Goodwill	293.2	300.7
Other assets	142.7	165.4
Long-term assets held for sale (Note 3)	126.9	128.2

	$2,339.9	$2,293.3

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$288.9	$322.0
Deposits on contracts	80.4	69.3
Long-term debt due within one year (Note 5)	38.0	8.8
Future income taxes	53.6	51.1
Current liabilities related to assets held for sale (Note 3)	55.1	54.5

	516.0	505.7
Long-term debt (Note 5)	615.9	575.5
Deferred gains and other long-term liabilities	161.3	155.6
Future income taxes	75.5	77.5
Long-term liabilities related to assets held for sale (Note 3)	67.7	60.2

	1,436.4	1,374.5

Shareholders’ Equity
Capital stock (Note 4)	368.4	367.5
Contributed surplus (Note 1)	2.2	1.3
Retained earnings	585.6	562.1
Currency translation adjustment	(52.7)	(12.1)

	903.5	918.8

	$2,339.9	$2,293.3

CAE SECOND-QUARTER REPORT 2005 CONSOLIDATED FINANCIAL STATEMENTS	13

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)	three months ended		six months ended
(amounts in millions of Canadian dollars,	September 30		September 30
except per share amounts)	2004	2003	2004	2003
Revenue
Civil Simulation and Training	$131.3	$111.3	$258.4	$220.4
Military Simulation and Training	103.8	101.9	207.6	201.7

	$235.1	$213.2	$466.0	$422.1

Earnings from continuing operations before interest and income taxes
Civil Simulation and Training	$9.4	$9.4	$30.8	$16.1
Military Simulation and Training	12.8	11.2	22.9	23.7

Earnings from continuing operations before interest and	22.2	20.6	53.7	39.8
income taxes (Note 1)
Interest on long-term debt	9.2	9.6	18.0	18.9
Other interest expense (income), net	(3.4)	(3.4)	(7.4)	(6.0)

Earnings from continuing operations before income taxes	16.4	14.4	43.1	26.9
Income taxes	3.6	3.4	11.4	3.7

Earnings from continuing operations	$12.8	$11.0	$31.7	$23.2
Results of discontinued operations (Note 3)	1.2	4.1	6.6	5.1

Net earnings	$14.0	$15.1	$38.3	$28.3

Basic earnings per share from continuing operations	$0.05	$0.05	$0.13	$0.11

Diluted earnings per share from continuing operations	$0.05	$0.05	$0.13	$0.11

Basic earnings per share	$0.06	$0.07	$0.16	$0.13

Diluted earnings per share	$0.05	$0.07	$0.15	$0.13

Weighted average number of shares outstanding	246.8	220.0	246.7	219.8

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	three months ended		six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars)	2004	2003	2004	2003
Retained earnings at beginning of period	$579.0	$537.8	$562.1	$531.2
Share issue costs (net of taxes of $2.4 million) (Note 4)	—	(5.1)	—	(5.1)
Net earnings	14.0	15.1	38.3	28.3
Dividends	(7.4)	(6.6)	(14.8)	(13.2)

Retained earnings at end of period	$585.6	$541.2	$585.6	$541.2

14	CONSOLIDATED FINANCIAL STATEMENTS CAE SECOND-QUARTER REPORT 2005

CONSOLIDATED STATEMENTS OF CASH FLOW

	three months ended		six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars)	2004	2003	2004	2003
Operating activities
Net earnings	$14.0	$15.1	$38.3	$28.3
Adjustments to reconcile earnings to cash flows from operating activities:
Amortization	19.3	15.8	37.2	33.1
Future income taxes	3.0	(3.8)	12.8	(7.5)
Investment tax credit	(6.4)	(2.2)	(20.1)	(4.9)
Stock based compensation (Note 1)	0.6	0.4	0.9	0.6
Other	0.5	6.7	2.8	(3.4)
Increase in non-cash working capital (Note 8)	(9.2)	(10.5)	(39.0)	(86.2)

Net cash provided by (used in) operating activities	21.8	21.5	32.9	(40.0)
Net cash provided by (used in) discontinued operating activities	14.1	(6.6)	14.0	(0.2)

Net cash provided by (used in) operating activities	35.9	14.9	46.9	(40.2)

Investing activities
Purchase of business (Note 2)	(5.7)	—	(6.6)	—
Proceeds from disposal of discontinued operations (Note 3)	0.8	2.5	0.8	22.3
Short-term investments, net	—	1.4	—	(2.3)
Capital expenditures	(25.0)	(30.8)	(66.2)	(53.2)
Proceeds from sale and leaseback of assets	—	94.0	—	122.5
Deferred development costs	(3.2)	—	(6.9)	(2.8)
Deferred pre-operating costs	(0.2)	0.4	(1.3)	0.2
Other assets	(3.3)	0.1	(4.1)	(1.9)

Net cash (used in) provided by continuing investing activities	(36.6)	67.6	(84.3)	84.8
Net cash (used in) discontinued investing activities	(2.2)	(2.7)	(4.1)	(6.0)

Net cash (used in) provided by investing activities	(38.8)	64.9	(88.4)	78.8

Financing activities
Proceeds from long-term debt (Note 5)	126.0	172.0	149.2	310.0
Repayments of long-term debt (Note 5)	(124.7)	(340.5)	(127.0)	(406.2)
Dividends paid	(7.2)	(6.4)	(14.4)	(12.9)
Common stock issuances	0.2	175.6	0.5	175.6
Share issue costs (Note 4)	—	(7.0)	—	(7.0)
Other	1.8	(1.7)	3.1	(1.8)

Net cash (used in) provided by continuing financing activities	(3.9)	(8.0)	11.4	57.7
Net cash (used in) provided by discontinued financing activities	0.6	2.8	1.8	3.6

Net cash (used in) provided by financing activities	(3.3)	(5.2)	13.2	61.3

Effect of foreign exchange rate changes on cash and cash equivalents	(2.3)	(0.6)	(1.5)	(1.9)

Net (decrease) increase in cash and cash equivalents	(8.5)	74.0	(29.8)	98.0
Cash and cash equivalents at beginning of period	40.6	41.1	61.9	17.1

Cash and cash equivalents at end of period	$32.1	$115.1	$32.1	$115.1

Cash and cash equivalents related to:
Continuing operations			$23.6	$108.0
Discontinued operations (Note 3)			8.5	7.1

			$32.1	$115.1

CAE SECOND-QUARTER REPORT 2005 CONSOLIDATED FINANCIAL STATEMENTS	15

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) on a consistent basis with CAE’s annual consolidated financial statements for the year ended March 31, 2004, except for accounting for stock options as noted below and for the reclassification relating to discontinued operations explained in Note 3. For a full description of the Company’s accounting policies, refer to the CAE annual consolidated financial statements for the year ended March 31, 2004. Certain comparative figures have been reclassified to conform to the current presentation. These financial statements do not include all of the disclosures required by Canadian and United States generally accepted accounting principles applicable to annual financial statements.

     During the last five years, CAE has achieved a transformation from a manufacturer to an integrated manufacturer and service provider, and its quarterly results have shown less volatility as the training services business has been shown to be less prone to the cyclical market faced by equipment suppliers. As Civil aviation training services continue to grow and become a larger part of CAE’s business, its second quarter results will be lower than other quarters as less training services are required during the peak flying times of the traditional vacation periods.

     However, due to the Company’s manufacturing efforts, CAE’s earnings from continuing operations will not follow a perfect seasonal training pattern as earnings are affected by equipment results, which can vary widely from quarter to quarter depending on progress made on contracts, and the timing of product delivery, together with their related margins. Furthermore, operating results may also be impacted by high sales and marketing activities in a quarter, depending on the bidding activities during the quarters.

ACCOUNTING FOR STOCK OPTIONS

In fiscal 2004, the Company adopted the CICA recommendations issued in June 2003 and expensed the cost of stock options granted to employees using the fair value based method. For the three months ended September 30, 2004, compensation cost for CAE’s stock options was recognized in net earnings with a corresponding credit of $0.6 million (fiscal 2004 — $0.4 million) to contributed surplus using the fair value method of accounting for awards that were granted in 2003 and 2004. Year-to-date compensation cost for CAE’s stock options recognized in net earnings are $0.9 million for fiscal 2005 (fiscal 2004 — $0.6 million).

     The Black-Scholes valuation model was used to determine the fair value of options granted in 2003 and 2004. The following outlines the assumptions used in the calculation:

(Unaudited)
six months ended September 30	2004	2003
Dividend yield	1.26%	1.29%
Expected volatility	40.0%	41.5%
Risk-free interest rate	5.75%	5.75%
Expected life (years)	6	6
Number of options granted	1,761,950	3,536,320
Weighted average fair value of options granted	$2.32	$1.65

INCOME TAXES

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. A valuation allowance is recognized to the extent that, in the opinion of management, it is more likely than not, the future income tax assets will not be realized. Future income tax assets and liabilities are adjusted for the effects of subsequent changes in tax laws and rates on the date of enactment or substantive enactment.

     Investment tax credits (“ITC”) arising from research and development activities are deducted from the related costs and are accordingly included in the determination of earnings in the same year as the related costs. ITC arising from the acquisition of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

     The Company is subject to examination by the taxation authorities in various jurisdictions. The determination of tax liabilities and ITC recoverable involve uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITC recoverable based on management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITC are recorded in earnings at the time they can be determined. In the first quarter of fiscal 2005, an amount of $11.4 million, net of tax of $4.7 million of ITC was recognized in net earnings and $0.4 million was recorded against deferred development costs for expenses. On a per segment and discontinued operations basis gross ITC were recognized as follows: Civil Simulation and Training $9.8 million, Military Simulation and Training $4.4 million and discontinued operations $1.9 million. These amounts related to the results of examinations by the taxation authorities for fiscal years 2000 to 2002, and to management’s reassessment of its best estimate of potential tax liabilities for the subsequent fiscal years. No similar amounts were recognized in net earnings for the second quarter of fiscal 2005.

16	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CAE SECOND-QUARTER REPORT 2005

     The following table provides the earnings from continuing operations before interest and income taxes amounts by segment and discontinued operations, including and excluding ITC provisions reversed based on recent tax examinations:

(Unaudited)
six months ended September 30, 2004	including ITC	excluding ITC
(amounts in millions of Canadian dollars)	provisions reversed	provisions reversed
Civil Simulation and Training	$30.8	$21.0
Military Simulation and Training	22.9	18.5
Discontinued Operations	10.6	8.7

	$64.3	$48.2

RECENTLY ADOPTED ACCOUNTING STANDARDS

Employee Future Benefits

New disclosure requirements for pensions and other employee future benefits were adopted by CAE in the first quarter of fiscal 2005, as requested by the Accounting Handbook section 3461 Employee future benefits. See Note 7 for a detailed analysis.

Hedging Relationships

Effective April 1, 2004, the Company adopted Accounting Guideline (AcG — 13), Hedging Relationships. The Company enters into forward, swap and option contracts to manage its exposure to fluctuations in interest rates and foreign exchange rates. CAE assesses on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

NOTE 2: BUSINESS ACQUISITIONS AND COMBINATIONS

In February 2004, CAE and Iberia Lineas Aereas de Espana, SA (“Iberia”) agreed to combine their aviation training operations in Spain after receiving regulatory clearance from the Spanish authorities to commence operations, under an agreement entered in October 2003.

     On May 27, 2004, in connection with the financing of the combined operation, CAE Servicios Globales de Instruccion de Vuelo (Espana), S.L., a wholly-owned subsidiary of CAE, and Iberia contributed the net assets of their respective training centre facilities to Servicios de Instruccion de Vuelo, S.L. (“SIV”), with CAE obtaining ownership of 80% of SIV. The operators financed the acquisition of the simulators from CAE and Iberia through an asset-backed financing transaction. As part of this transaction, should the October 2003 agreement be terminated, CAE and Iberia will be obliged to repurchase the simulators they contributed, in proportion to the fair market value of the simulators, for a total amount equal to the outstanding balance under the financing transaction. Quarterly repayments are to be made for the term of the financing transaction until May 31, 2011. The applicable interest rate is 4.73%.

     On April 22, 2004, the Company acquired all the issued and outstanding shares of Flight Training Center Chile S.A. (“FTC Chile”) located in Santiago, Chile, for a total cash consideration of $0.9 million (US$ 0.7 million). This acquisition expands the Company’s pilot-training operations in South America.

     The allocation of Iberia’s assets contributed to SIV and the allocation of the purchase price of FTC Chile are based on management’s best estimate of the fair value of assets and liabilities. Allocations involve a number of estimates as well as the gathering of information over a number of months. This estimation process is now completed and changes to the goodwill, other asset and liabilities values are presented below.

     For the year ended March 31, 2004, there were no acquisitions.

     This acquisition and combination were accounted for under the purchase method and their operating results have been included from the respective acquisition dates.

     The net assets contributed by Iberia to SIV and net assets acquired from FTC Chile are summarized as follows:

(Unaudited)	Servicios de
as at September 30, 2004	Instruccion de	Flight Training
(amounts in millions of Canadian dollars)	Vuelo, S.L.	Center Chile S.A.	Total
Current assets	$4.6	$0.2	$4.8
Current liabilities	(0.1)	(0.1)	(0.2)
Property, plant and equipment, net	77.6	2.2	79.8
Goodwill	2.4	—	2.4
Future income taxes	—	0.4	0.4
Long-term debt	(61.8)	—	(61.8)
Long-term liabilities	(2.4)	(0.3)	(2.7)

Total cost of the purchase:	20.3	2.4	22.7
Less: Balance of purchase price	—	(1.5)	(1.5)
Minority interest	(14.6)	—	(14.6)

Total cash consideration:	$5.7	$0.9	$6.6

CAE SECOND-QUARTER REPORT 2005 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	17

There were certain adjustments to the acquired assets and liabilities recorded in the second quarter of fiscal 2005 for SIV.

     As part of the May 27, 2004 agreement, Iberia was to subsequently transfer a simulator that it was currently leasing from a third party, and transfer it to SIV. On July 2, 2004, Iberia transferred the simulator to SIV in exchange for a cash consideration of $5.7 million (€3.5 million). This transaction was accounted for as an increased contribution of property, plant and equipment and in long-term debt with a cash consideration equivalent to the net asset value.

     Within the agreement, SIV has agreed to fund an amount up to a maximum of $2.4 million (€1.5 million) to cover any payments made by Iberia to former employees in order to indemnify Iberia for potential costs to be incurred due to certain employment matters. Based on management’s best estimate of SIV’s potential liability, an amount of $2.4 million (€1.5 million) has been accrued as part of the purchase price and accounted for as goodwill.

NOTE 3: DISCONTINUED OPERATIONS

CLEANING TECHNOLOGIES

On April 30, 2003, CAE completed the sale of certain assets of its German Cleaning Technologies operations for a cash consideration of €25,000, approximating book value. Subsequent to completing the sale, CAE incurred post disposition costs with respect to the transfer of employees, resulting in a charge recorded in its results of Discontinued Operations for the first quarter of fiscal 2004 of $1.9 million, net of taxes — $1.0 million ($2.6 million, net of income taxes — $1.7 million cumulative, for fiscal 2004).

     On July 31, 2003, CAE completed the sale of substantially all the assets of its last remaining Cleaning Technology business, Alpheus Inc. to Cold Jet Inc. of Cincinnati, Ohio. The total consideration received, after completion of the closing date audit of assets being sold was $2.8 million (US$2.1 million) of which $2.0 million (US$1.5 million) was received in the second quarter of fiscal 2004 and $0.8 million (US$0.6 million) received during this quarter. In addition, the company is entitled to receive further consideration of US$1.0 million based on the future performance of the combined businesses over the 53 month period from closing. No value has been ascribed in these financial statements to this additional consideration.

FORESTRY SYSTEMS

On May 2, 2003, CAE completed the sale of its remaining Forestry Systems business to Carmanah Design and Manufacturing Inc. for a total cash consideration of $20.3 million ($19.8 million received on closing, $0.5 million received during the second quarter of fiscal 2004). The Company is entitled to receive further consideration based on the performance of the business over the 30 month period following the closing. No value has been ascribed to this additional consideration in these financial statements.

MARINE CONTROLS

In the second quarter, the Board of Directors approved a plan to divest its Marine Controls (“Marine”) business. On November 1, 2004, CAE signed a purchase and sale agreement with L-3 Communications Corporation (“L-3”) to divest of its Marine segment for approximately $276.0 million (US$225.0 million) in cash. As part of the transaction, L-3 assumed a debt of $51.6 million (£23.0 million) for the Astute Class Submarine training program. The transaction is subject to certain regulatory approvals and other closing conditions, with an expected closing date prior to the end of CAE’s current fiscal year. The results of Marine have been reported as discontinued operations and previously reported statements have been reclassified. Interest expense relating to debt not directly attributable to the continuing operations and expected to be paid with the proceeds of the sale of the Marine business has been allocated to the discontinued operations based on their share of capital employed.

Summarized financial information for the discontinued operations is as follows:

	three months ended		six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars)	2004	2003	2004	2003
Revenue
Cleaning Technologies	$—	$—	$—	$1.7
Forestry Systems	—	0.8	—	3.1
Marine Controls	32.3	32.9	64.1	66.9

	$32.3	$33.7	$64.1	$71.7

Net loss from Cleaning Technologies
net of tax recovery (2003 — $1.0)	$—	$—	$—	$(1.9)
Net earnings from Marine Controls
net of tax expense (Year-to-date — 2004 — $3.3; 2003 — $3.2)
(Quarter — 2004 — $0.6; 2003 — $1.9)	1.2	4.1	6.6	7.0

Net earnings from discontinued operations	$1.2	$4.1	$6.6	$5.1

18	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CAE SECOND-QUARTER REPORT 2005

(Unaudited)	as at September 30, 2004	as at March 31, 2004
(amounts in millions of Canadian dollars)	Marine Controls	Marine Controls
Current assets held for sale
Cash and cash equivalents	$8.5	$7.2
Accounts receivable	67.4	74.4
Inventories	6.3	7.1
Prepaid expenses	1.2	1.1

	$83.4	$89.8

Long-term assets held for sale
Property, plant and equipment, net	$52.0	$51.3
Future income taxes	4.6	4.8
Intangible assets	25.0	26.0
Goodwill	42.4	43.1
Other assets	2.9	3.0

	$126.9	$128.2

Current liabilities related to assets held for sale
Accounts payable and accrued liabilities	$30.5	$28.0
Deposits on contracts	24.6	21.8
Long-term debt due within one year	—	4.7

	$55.1	$54.5

Long-term liabilities related to assets held for sale
Long-term debt	$51.6	$47.9
Deferred gains and other long-term liabilities	0.1	—
Future income taxes	16.0	12.3

	$67.7	$60.2

NOTE 4: CAPITAL STOCK

	six months ended		twelve months ended
(Unaudited)	September 30, 2004		March 31, 2004
(amounts in millions of Canadian dollars,	Number	Stated	Number	Stated
except number of shares)	of shares	Value	of shares	Value
Balance at beginning of period	246,649,180	$367.5	219,661,178	$190.5
Shares issued (a)	—	—	26,600,000	175.0
Stock options exercised	111,725	0.5	282,000	1.4
Stock dividends	69,876	0.4	106,002	0.6

Balance at end of period	246,830,781	$368.4	246,649,180	$367.5

(a)	On September 30, 2003, the Company issued 26,600,000 common shares at a price of $6.58 per share, for cash proceeds of $175.0 million before share issue costs of $5.1 million of which $0.5 million was accrued (net of income taxes of $2.4 million).

CAE SECOND-QUARTER REPORT 2005 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	19

NOTE 5: LONG-TERM DEBT

(Unaudited)	as at September 30	as at March 31
(amounts in millions of Canadian dollars unless otherwise stated)	2004	2004
(i) Senior notes	$156.6	$161.5
Revolving unsecured term credit facilities
(ii) 5 years maturing April 2006, US$350.0 (outstanding September 30, 2004 — $236.4 and US$55.0, March 31, 2004 — $181.4, US$70.0)	305.9	273.1
(iii) 5 years maturing April 2006 €100.0 (outstanding September 30, 2004 — €15.0, March 31, 2004 — €20.0)	23.6	32.2
(iv) Term loan, maturing in April 2009 (outstanding September 30, 2004 — US$26.0, March 31, 2004 — US$28.2)	32.9	37.0
(v) Term loans maturing in May and June 2011 (outstanding September 30, 2004 — €32.2 and €6.3)	60.5	—
(vi) Term loan of £12.7 secured, maturing in October 2015 (outstanding September 30, 2004 — £8.3, March 31, 2004 — £8.9)	18.9	21.4
(vii) Grapevine Industrial Development Corporation Bonds, secured (US$27.0)	34.1	35.4
(viii) Obligations under capital lease commitments	21.4	23.7

	653.9	584.3
Less: Long-term debt due within one year	38.0	8.8

	$615.9	$575.5

Total debt as at September 30, 2004 is $653.9 million compared to $584.3 million as at March 31, 2004. The net increase in total debt of $69.6 million results mainly from the incurrence of additional debt ($61.8 million gross of capital repayments of $1.3 million) related to SIV Training Centre, and approximately $22.2 million for general corporate purposes (including proceeds from debt of $149.2 million and repayments of $127.0 million). For the same period, foreign exchange impacts reduced the debt by $14.4 million.

NOTE 6: LETTERS OF CREDIT AND GUARANTEES

As at September 30, 2004, CAE had outstanding letters of credit and performance guarantees in the amount of $121.2 million (March 31, 2004 — $168.6 million) issued in the normal course of business. These guarantees are issued under standby facilities available to the Company through various financial institutions. The reduction in the outstanding amount results mainly from the expiry of an advance payment guarantee upon completion of the contract ($35.0 million), along with other completed contracts.

     Advance payment guarantees are related to progress and milestone payments made by our customers and are reduced or eliminated upon delivery of the product. Contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signature of a certificate of completion. The operating lease obligation provides credit support for the benefit of the owner participant in the September 30, 2003 sale and leaseback transaction.

(Unaudited)	as at September 30	as at March 31
(amounts in millions of Canadian dollars)	2004	2004
Advance payment	$79.4	$119.2
Contract performance	8.1	10.6
Operating lease obligation	30.9	31.1
Others	2.8	7.7

Total	$121.2	$168.6

NOTE 7: PENSIONS

The Company has two registered defined benefit plans in Canada (one for employees and one for designated executives) that provide benefits based on length of service and final average earnings.

     Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. The actuarial present value of accrued pension benefits has been estimated taking into consideration economic and demographic factors over an extended future period. Significant assumptions used in the calculation are as follows:

	as at September 30	as at March 31
(Unaudited)	2004	2004
Return on plan assets	6.5%	6.5%
Discount rate for pension benefit obligations	6.5%	6.5%
Compensation rate increases	2.75% to 5.25%	2.75% to 5.25%

Plan assets are represented primarily by Canadian and foreign equities and government and corporate bonds.

20	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CAE SECOND-QUARTER REPORT 2005

The total benefit cost in the registered plans for the periods ended September 30 included the following components:

	three months ended		six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars)	2004	2003	2004	2003
Current service cost	$0.9	$0.9	$1.8	$1.8
Interest cost on projected pension obligations	2.3	2.2	4.6	4.4
Expected return on plan assets	(1.9)	(1.7)	(3.8)	(3.4)
Amortization of net actuarial loss	0.3	0.5	0.6	1.0
Amortization of past service costs	0.1	0.1	0.2	0.2

Net pension expense	$1.7	$2.0	$3.4	$4.0

The actual employer’s contribution relative to the registered pension plans for the current fiscal year is not expected to be significantly different from amounts previously disclosed in the annual consolidated financial statements for the year ended March 31, 2004 ($6.4 million annually).

     In addition, the Company maintains a supplemental arrangement to provide defined benefits for designated executives. This supplemental arrangement is solely the obligation of the Company and there is no requirement to fund. The Company, however, is obligated to pay the benefits when they become due. Once the designated executive retires from the Company, the Company is required to secure the obligation for that executive. As at September 30, 2004, the Company has issued letter of credits totaling $11.9 million to secure the obligations under the Supplementary Plan.

     The net pension expense of the supplemental arrangement for the three-month period ending September 30, 2004, was $0.4 million (2003 — $0.4 million) and is made up of $0.2 million of current service cost (2003 — $0.2 million) and $0.2 million of interest cost on projected obligations (2003 — $0.2 million). For the six-month period ended September 30, 2004, the net pension expense is $0.9 million (2003 — $0.8 million) and is composed of $0.4 million of current service cost (2003 — $0.4 million) and $0.5 million of interest cost on projected obligations (2003 — $0.4 million). The pension benefits paid and expected to be paid by the Company are not significantly different from benefits previously disclosed in the annual consolidated financial statements for the year ended March 31, 2004 i.e. $0.8 million annually.

NOTE 8: SUPPLEMENTARY INFORMATION

Cash provided by (used in) non-cash working capital:

	three months ended		six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars)	2004	2003	2004	2003
Accounts receivable	$7.3	$28.1	$(8.9)	$42.2
Inventories	(4.0)	(6.3)	(1.9)	(35.6)
Prepaid expenses	(6.4)	(18.3)	(1.7)	(16.8)
Income taxes recoverable	(1.5)	(1.0)	(9.9)	(0.1)
Accounts payable and accrued liabilities	(10.4)	(7.6)	(29.2)	(75.7)
Deposits on contracts	5.8	(5.4)	12.6	(0.2)

Increase in non-cash working capital	$(9.2)	$(10.5)	$(39.0)	$(86.2)

Interest paid	$8.0	$7.4	$17.9	$21.9

Income taxes paid	$0.4	$2.9	$5.7	$5.8

Foreign exchange gain	$2.4	$0.4	$2.3	$7.2

NOTE 9: RESTRUCTURING COSTS

On June 4, 2004, the Company announced a restructuring plan in Europe, in order to centralize a number of functions in its three Civil training centres; CAE Centre Maastricht BV, CAE Centre Amsterdam BV and CAE Centre Brussels NV. A restructuring charge of $1.8 million, mainly for severances and other costs, was recorded in first quarter results of fiscal year 2005 and included under the accounts payable and accrued liabilities line. During the second quarter of fiscal year 2005, an amount of $0.3 million was paid to the employees, leaving a balance as at September 30, 2004, of $1.5 million which is expected to be paid by the end of the fourth quarter of fiscal 2005, at which time the restructuring plan will be completed.

     On April 5, 2004, the Company announced employee layoffs of which 85% were based in Montreal. A restructuring charge of $8.2 million, consisting mainly of severance and other costs was recorded in the results of the fourth quarter of fiscal year 2004 relating to these layoffs. During the first and second quarter of fiscal 2005, the complete amount of $8.2 million was disbursed.

CAE SECOND-QUARTER REPORT 2005 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	21

NOTE 10: OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company’s significant operating segments include:

(i)	Civil Simulation and Training — a world-leading supplier of civil flight simulators and visual systems, and a provider of business and commercial aviation training.

(ii)	Military Simulation and Training — a premier supplier of military flight and land-based simulators, visual and training systems.

     Each operating segment is led by a senior executive, offers different products and uses different technology and marketing strategies. The Company evaluates performance based on earnings before interest, income taxes and discontinued operations and uses capital employed to assess resources allocated to each segment. Capital employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets less accounts payable and accrued liabilities, deposits on contracts and deferred gains and other long-term liabilities.

Financial information on the Company’s operating segments is shown in the following table:

OPERATING SEGMENTS

(Unaudited)	as at September 30	as at March 31
(amounts in millions of Canadian dollars)	2004	2004
Capital employed
Civil Simulation and Training	$1,098.2	$1,041.8
Military Simulation and Training	325.5	303.6
Other	(11.9)	(21.5)

Total capital employed	$1,411.8	$1,323.9
Cash and cash equivalents	23.6	54.7
Restricted cash	4.3	7.0
Income taxes recoverable	87.0	52.0
Accounts payable and accrued liabilities	288.9	322.0
Deposits on contracts	80.4	69.3
Future income taxes — short-term	5.5	1.8
Future income taxes — long-term	66.8	89.0
Deferred gains and other long-term liabilities	161.3	155.6
Assets held for sale	210.3	218.0

Total assets	$2,339.9	$2,293.3

Total assets by segment
Civil Simulation and Training	$1,383.8	$1,327.3
Military Simulation and Training	517.6	509.6
Assets of discontinued operations	210.3	218.0
Other	228.2	238.4

	$2,339.9	$2,293.3

22	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CAE SECOND-QUARTER REPORT 2005

OPERATING SEGMENTS (CONTINUED)

	three months ended		six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars)	2004	2003	2004	2003
Segmented revenues
Civil Simulation and Training	$131.9	$111.5	$259.8	$220.7
Military Simulation and Training	103.9	102.0	207.8	202.3

	$235.8	$213.5	$467.6	$423.0

Intersegment revenues
Civil Simulation and Training	$0.6	$0.2	$1.4	$0.3
Military Simulation and Training	0.1	0.1	0.2	0.6

	$0.7	$0.3	$1.6	$0.9

External revenues
Civil Simulation and Training	$131.3	$111.3	$258.4	$220.4
Military Simulation and Training	103.8	101.9	207.6	201.7

	$235.1	$213.2	$466.0	$422.1

Amortization of property, plant and equipment
Civil Simulation and Training	$10.3	$9.1	$20.6	$19.2
Military Simulation and Training	2.9	2.2	6.4	5.8
Other	—	0.6	0.1	0.6

	$13.2	$11.9	$27.1	$25.6

Amortization of intangible assets
Civil Simulation and Training	$2.2	$1.7	$4.0	$3.5
Military Simulation and Training	0.1	(0.1)	0.1	—

	$2.3	$1.6	$4.1	$3.5

Amortization of other assets
Civil Simulation and Training	$2.8	$0.5	$4.1	$2.2
Military Simulation and Training	0.6	1.0	1.1	1.0
Other	0.4	0.8	0.8	0.8

	$3.8	$2.3	$6.0	$4.0

Capital expenditures
Civil Simulation and Training	$23.5	$28.6	$63.4	$52.2
Military Simulation and Training	1.5	2.2	2.8	1.0

	$25.0	$30.8	$66.2	$53.2

Additions and adjustments to goodwill
Civil Simulation and Training	$(7.4)	$2.1	$(3.8)	$(11.3)
Military Simulation and Training	(5.4)	0.3	(3.7)	(6.8)
Other	—	—	—	(1.5)

	$(12.8)	$2.4	$(7.5)	$(19.6)

Additions and adjustments to intangible assets
Civil Simulation and Training	$(5.9)	$1.6	$3.6	$(6.5)
Military Simulation and Training	(0.1)	—	(0.1)	(0.2)

	$(6.0)	$1.6	$3.5	$(6.7)

Geographic Information
Revenue from external customers based on their location
Canada	$21.2	$26.2	$46.0	$53.0
United States	111.0	66.1	209.5	129.6
United Kingdom	20.7	20.1	42.8	42.4
Germany	22.1	28.6	47.1	48.1
Other European countries	30.6	31.5	64.2	68.5
Other countries	29.5	40.7	56.4	80.5

	$235.1	$213.2	$466.0	$422.1

NOTE 11: SUBSEQUENT EVENT

On November 1, 2004, CAE signed a purchase and sale agreement with L-3 Communications Corporation (“L-3”) to divest its Marine Controls business for approximately $276.0 million (US$225.0 million) in cash. As part of the transaction, L-3 assumed a debt of $51.6 million (£23.0 million) for the Astute Class Submarine training program. The transaction is subject to certain regulatory approvals and other closing conditions, with an expected closing date prior to the end of CAE’s current fiscal year.

CAE SECOND-QUARTER REPORT 2005 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	23

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